

Carolyn V. Wolski

Attorney & Business Advisor

Greater Minneapolis-St. Paul Area · Contact info

344 connections

University of St. Thomas

University of Minnesota Law School

Experience

Adjunct Professor
University of St. Thomas
2019 – Present · 2 yrs
St. Paul, MN

Board Member
Netzro, SBC
2019 – Present · 2 yrs
Greater Minneapolis-St. Paul Area

Vice President & General Counsel
Michael Foods, Inc.
2008 – 2018 · 10 yrs
Minnetonka, MN

Shareholder
Stinson LLP
1988 – 2008 · 20 yrs
Minneapolis, MN

(formerly Leonard, Street and Deinard)

Education

University of Minnesota Law School
Doctor of Law - JD

Creighton University
Bachelor's degree